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Report of Independent Accountants

November 22, 2002


To the Board of Trustees of
GE Institutional S&P 500 Index Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about GE Institutional S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 30, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, include examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 30, 2002, and with respect to agreement of security purchases and sales for, the period from April 19, 2002 (the date of our last examination), through August 30, 2002:

- Confirmation of all securities held by institutions in book entry form at the Depository Trust Company. For such securities, review of all reconciliations of the investment positions recorded at the Custodian to the positions held in omnibus form for the Custodian's account at the Depository Trust Company, observing no unresolved differences.

- Confirmation of all securities hypothecated, pledged, placed in escrow, or our for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Agreement of a selection of security purchases and a selection of security sales or maturities since our last report from the books and records of the Fund to the broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Fund's compliance with specified requirements.

In our opinion, management's assertion that the GE Institutional S&P 500 Index Fund was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 30, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/PRICEWATERHOUSECOOPERS LLP


[GE LOGO]

GE Asset Management Incorporated
3003 Summer Street, P.O. Box 7900
Stamford, CT, 06904-7900
(203) 326-2300

Management Assertion Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

We, as members of management of one of the portfolios of GE Institutional Funds, the GE Institutional S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 30, 2002, and from April 19, 2002 through August 30, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 30, 2002, and from April 19, 2002 through August 30, 2002, with respect to securities reflected in the investment account of the Fund.


GE Institutional Funds (GE Institutional S&P 500 Index Fund),


By:

/s/ Michael J. Cosgrove
____________________________
Michael J. Cosgrove
President



/s/ Robert Herlihy
____________________________
Robert Herlihy
Treasurer